Exhibit (a)(5)(xliv)

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: 395,099,775 Euros

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Clarifications on PT’s General Meeting of Shareholders

and the offer launched by Sonaecom

Lisbon, 15 February, 2007 – Portugal Telecom (“PT”) clarifies the following aspects concerning the General Meeting of Shareholders to be held on 2 March, 2007 and the offer launched by Sonaecom:

(i)            At the General Meeting of Shareholders, the shareholders will vote, as provided for on the call and the proposal presented by the Board of Directors, on the amendment to PT’s bylaws exclusively for purposes of the offer launched by Sonaecom, subject to the terms and conditions of the offer at the time.

(ii)           In order to approve the amendment to PT’s bylaws, shareholders holding shares corresponding to one third of the share capital must be present or represented at the General Meeting, and the resolution must be approved by a majority of at least two thirds of the votes cast.

(iii)          The amendment to PT’s bylaws is a condition for completion of the offer launched by Sonaecom. If such amendment is not approved by a majority of at least two thirds of the votes cast at the General Meeting, the offer launched by Sonaecom will lapse, as the condition such offer was subject to did not occur.

(iv)          For avoidance of doubt, it should be clarified that should PT shareholders approve the amendment to the bylaws but Sonaecom does not achieve an acceptance level of the tender offer over 50% of the share capital, the offer will lapse and the General Meeting’s resolution will consequently be void. Hence, the original bylaws will remain unchanged and the 10% voting limitation will be kept.

(v)           Please note that, under the terms set forth by article 184 of the Portuguese Securities Code, and except in case of an unforseen and substantial change of circumstances as provided for in article 128 of such Code, the last day for a revision of the consideration by Sonaecom will be 27 February, i.e., 10 days before the end of the offer’s period (9 March).

The contents of this press release have been previously disclosed to the Portuguese Securities Commission.

This information is also available on PT’s IR website http://ir.telecom.pt

Contact:	Nuno Prego, Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.